UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

The Greenrose Holding Company Inc.

Full Name of Registrant

Former Name if Applicable

111 Broadway

Amityville, NY 11701

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Greenrose Holding Company Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) without unreasonable effort or expense and is filing this Notification of Late Filing on Form 12b-25 with respect to the Form 10-K.

As previously reported on the Company’s Current Reports on Form 8-K filed with the SEC on March 27, 2023 (the “Foreclosure 8-K”), the Company, Theraplant, LLC (“Theraplant”) and True Harvest Holdings, Inc. (“TH”, together with Theraplant and the Company, the “Greenrose Entities”) received notices of default under the Credit Agreement, by and among the Company, the lenders identified therein (the “Lenders”) and DXR Finance, LLC (the “Agent”), dated November 26, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

As previously disclosed, on March 25, 2023, the Company, TH and Theraplant received a Notice of Acceleration (the “Notice of Acceleration”) from the legal representatives of the Agent in reference to (i) the Credit Agreement; (ii) that certain Security Agreement, dated as of November 26, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Security Agreement”), by and among, inter alios, the Company, TH, Theraplant, the other grantors from time to time party thereto and the Agent; and (iii) that certain Guaranty, dated as of November 26, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Guaranty”), by and among, inter alios, the Company, TH, Theraplant, the other guarantors from time to time party thereto and the Agent. The Notice of Acceleration declared that all of the principal of, and any and all accrued and unpaid interest, premium and fees in respect of, the term loans extended under the Credit Agreement and all other obligations, whether evidenced by the Credit Agreement, the Security Agreement, the Guaranty or any of the other loan documents, were to be accelerated as of the date thereof.

As previously disclosed, the Greenrose Entities also entered into a Forbearance Agreement on October 12, 2022, as amended and reinstated on February 6, 2023 and a Transaction Support Agreement on November 10, 2022, as amended on February 6, 2023 (the “TSA”), each with the Lenders and Agent. The TSA provided that the Greenrose Entities were to seek and pursue a Qualifying Alternative Transaction (as defined in the TSA), which if unsuccessful after a 50 day period (subsequently extended through January 30, 2023), then required the Greenrose Entities to enter into a consensual foreclosure with DXR-GL Holdings I, LLC (“DXR-I”), DXR-GL Holdings II, LLC (“DXR-II”), and DXR-GL Holdings III, LLC (“DXR-III”) (DXR-III together with DXR-I and DXR-II, the “Consenting Lenders”), Agent and a newly formed company, subject to finalizing definitive documents. The TSA sets forth the key terms and structure for the foreclosure, as previously disclosed in the Company’s Form 8-K filed with SEC on November 14, 2022. Consistent with the terms of the TSA, the Greenrose Entities marketed themselves and their assets with the goal of receiving binding transaction proposals for a Qualifying Alternative Transaction to the foreclosure. No proposals were received that satisfied the required hurdle amount or were otherwise reasonably acceptable to the Lenders.

As described in the Foreclosure 8-K, Theraplant, TH, the Agent, the Consenting Lenders, DXR Finance Parent, LLC (“DXR Parent”) and DXR Finance HoldCo, LLC (“DXR Holdco”), entered into that certain Strict Foreclosure Agreement (the “Foreclosure Agreement”) on March 27, 2023, pursuant to which, subject to the satisfaction of certain closing conditions, Theraplant and TH will assign, transfer or convey its Transferred Collateral (as defined in the Foreclosure Agreement) to DXR Parent, in satisfaction in full and discharge of the obligations under the Credit Agreement against Theraplant and TH and assumption by DXR Parent of certain liabilities as further described in the Foreclosure 8-K.

The Company is not a party to the Foreclosure Agreement, however, the Foreclosure Agreement provides that the Company may join the Foreclosure Agreement subject to certain deadlines or circumstances in the Foreclosure Agreement.

The foregoing description of the Foreclosure Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 10.1 to the Foreclosure 8-K. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Foreclosure Agreement.

As previously disclosed in the Company’s Form 8-K filed with the SEC on February 13, 2023, the Delaware Court of Chancery issued an order to preserve the status quo at the Company in response to a lawsuit filed by William Harley III and Greenrose Associates, LLC seeking a determination by the court concerning, among other things, the proper officeholders of the board of directors of the Company (the “Status Quo Order”). The Status Quo Order limits the Company from engaging in certain actions (or imposes preconditions to certain actions by the Company), including actions under the TSA. Nothing in the Status Quo Order, however, governs or otherwise impedes the governance or management of TH or any other subsidiary of the Company, including Theraplant.

Due to significant liquidity and resource constraints, the Company has been unable to complete the preparation of its financial statements and disclosures for the reporting period, and therefore is unable to file the Form 10-K on or before the prescribed filing date without unreasonable efforts or expense. In addition, the Company has directed a considerable amount of time and effort toward addressing several litigations, the Foreclosure Agreement as well as with regard to exploring a Qualifying Alternative Transaction, which has required dedication of the Company’s personnel and resources. In light of the entry into the Foreclosure Agreement, the Company does not currently expect to file the 10-K on or before the fifteen-day extension period granted pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended. Upon the closing of the transactions contemplated by the Foreclosure Agreement, the Company’s subsidiaries will have transferred all collateral except the limited excluded collateral as specified in the Foreclosure Agreement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains statements that are not historical facts and are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Foreclosure Agreement and any other statements relating to future results, strategy and plans of the Company (including certain projections and business trends, and statements which may be identified by the use of the words “plans”, “expects” or “does not expect”, “estimated”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “projects”, “will” or “will be taken”, “occur” or “be achieved”). Such statements are provided for illustrative purposes only and are not to be relied upon as predictions or any assurance or guarantee by any party of actual performance of the Company. Forward-looking statements are based on the opinions and estimates of management of the Company and/or the estimates of management of the companies recently acquired by the Company, as the case may be, as of the date such statements are made, and they are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to the Company’s ability to complete the transactions contemplated by the Foreclosure Agreement, including the receipt of requisite regulatory approval and the satisfaction of the conditions to closing. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Company’s filings made pursuant to the Securities Exchange Act of 1934 and other public filings.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Timothy Bossidy	(516)	346-5270
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the closing the business combination with Theraplant on November 26, 2021, the Company was a holding company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. Therefore, we are unable to reasonably compare the Company's net loss for the year ended December 31, 2022 to the year ended December 31, 2021 due to the business combination not becoming effective until November 26, 2021.

However, we expect net loss for the year ended December 31, 2022 to be approximately $75 million. From September 30, 2022 through December 31, 2022, the Company missed a cash interest payment and fees to the Company's secured lender totaling approximately $10.2 million.

As a result of certain events of default, under certain debt instruments, the Company was required to reclassify debt obligations of approximately $106 million as current liabilities as of December 31, 2021. As December 31, 2022, these reclassified debt obligations as current liabilities, total approximately $155 million.

The Company's cash and cash equivalents are expected to decrease to approximately $1.8 million for the year ended December 31, 2022 as compared to approximately $9.1 million for the year ended December 31, 2021. The forgoing financial data for the year ended December 31, 2022 has been prepared on the basis of current estimates and has not been audited and should not be relied upon. This data is preliminary does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2022.

The Greenrose Holding Company Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: 03/31/2023	By:	/s/ Timothy Bossidy
Timothy Bossidy
Interim Chief Executive Officer